EXECUTION VERSION 1 INDIVIOR PLC And SCOPIA CAPITAL MANAGEMENT LP THIRD AMENDED RELATIONSHIP AGREEMENT INCORPORATING THIRD DEED OF AMENDMENT DATED ____________ 2023 Herbert Smith Freehills LLP DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D 17 November Exhibit 4.2 PORTIONS OF THIS EXHIBIT HAVE BEEN REDACTED. CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED. REDACTED MATERIAL IS MARKED WITH [***].

2 THIS AGREEMENT is made by way of Deed BETWEEN: (A) Indivior PLC a company incorporated and registered in the United Kingdom (with company number 09237894) and whose registered office is at 234 Bath Road, Slough, Berkshire, United Kingdom, SL1 4EE (the "Company"); and (B) Scopia Capital Management LP a limited partnership, incorporated and registered in the United State of America and whose registered office is 152 West 57th Street, 33rd Floor, New York, NY 10019, United States of America ("Scopia" and together with the Company the "Parties" and each a "Party" to this Agreement). RECITAL: The Parties have agreed to enter into this Agreement in order to govern certain matters related to the Interests in Shares managed by Scopia and the ongoing relationship between the Parties, and have further agreed to amend and restate this Agreement as set out below. The date of this Agreement means 24 March 2021, the date of the First Deed of Amendment means 7 July 2022 the date of the Second Deed of Amendment means 26 April 2023 and the date of the Third Deed of Amendment means _____________ 2023. The Parties have agreed that this Agreement shall not be treated as being terminated prior to being amended and shall instead continue in full force and effect, as amended in the manner set out herein, with effect from the date of the Third Deed of Amendment. IT IS AGREED AS FOLLOWS: 1. INTERPRETATION The definitions and other interpretative provisions set out in Schedule 2 shall apply throughout this Agreement, unless the contrary intention appears. 2. ANNOUNCEMENT [Intentionally blank / deleted] 3. APPOINTMENT OF NEW NON-EXECUTIVE DIRECTORS AND RETIREMENT AND REPLACEMENT OF CERTAIN EXISTING NON-EXECUTIVE DIRECTORS [Intentionally blank / deleted] 4. APPOINTMENT AND REMOVAL OF THE SCOPIA REPRESENTATIVE DIRECTOR 4.1 Until December 31, 2023, Scopia is and shall continue to be entitled, from time to time, to nominate for appointment to the Board one non-executive Director (the "Scopia Representative Director") and such right shall terminate at midnight on December 31, 2023 unless this Agreement terminates earlier in accordance with its terms. The Parties acknowledge and agree that: Jerome Lande has been duly appointed to the Board; that he is the initial Scopia Representative Director; and for so long as he continues to be appointed as a Director, the Company has and will have satisfied its obligations under this Clause 4. The Parties further acknowledge and agree that the Board has agreed to extend the appointment of Jerome Lande as a non-executive Director until December 31, 2024 and that Jerome Lande shall continue to considered as the Scopia Representative Director for the purposes of the terms of this Agreement until December 31, 2024. The Company further agrees and undertakes to (i) recommend and support the re-election of Jerome Lande at the 2024 AGM should he seek such re-election, (ii) recommend to Shareholders to vote against any resolution to remove Jerome Lande as Director, and (iii) not to remove Jerome Lande from office as Director pursuant to the operation of article 83(iii) of the Company’s articles of association. 4.2 Any nomination of an individual for appointment as the Scopia Representative Director under this Clause 4 shall be by notice in writing delivered to the Company, marked for the attention of the Chair of the Nomination Committee and signed on behalf of Scopia. DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D 17 November

3 4.3 Scopia shall ensure that any individual nominated for appointment as the Scopia Representative Director is suitable and appropriate for the position as a director of a premium listed, English incorporated company, which is also an SEC registrant with an additional listing on the Nasdaq Global Select Market on June 12, 2023. The Parties acknowledge and agree that any such individual will not, and need not, meet the definition of "independent" for the purposes of the UK Corporate Governance Code or the rules of the SEC. 4.4 Scopia agrees with the Company that it shall consult with the Company prior to the making of any nomination under this Clause 4, in particular (but without limitation) as to whether the individual nominated is appropriately qualified to act as a Director, and shall take reasonable account of the Company's views in relation thereto. 4.5 The Nomination Committee, or the Board, may refuse to appoint the individual nominated by Scopia for appointment to the Board solely on the grounds that they do not consider (acting reasonably) such individual as being suitable and appropriate for the position as a director of a premium listed, English incorporated company registered with the SEC and listed on the Nasdaq Global Select Market. In such an event, Scopia shall be entitled to nominate for appointment another individual in his or her place in accordance with Clause 4.2. 4.6 Subject to Clauses 4.3 and 4.4, Scopia may at any time while it is entitled to nominate an individual under this Clause 4 procure that its Scopia Representative Director resigns or otherwise ceases to be a Director and nominate another person to be appointed as the Scopia Representative Director in his or her place by notice in writing to the Company. Where the Scopia Representative Director does not comply with such notice by resigning or otherwise ceasing to be a Director, Scopia shall be responsible for the cost and expenses incurred in connection with procuring such removal or replacement in such circumstances. If the Board considers (acting reasonably and with reasonable grounds) that the Scopia Representative Director has committed an offence or is otherwise responsible for serious misconduct that would result in the Board removing the Scopia Representative Director from office in accordance with article 83(iii) of the Company’s articles of association, the Company shall notify Scopia and the Parties shall cooperate to agree the resignation or removal from office of such Scopia Representative Director. In such an event, Scopia shall be entitled to nominate for appointment another individual in his or her place in accordance with Clause 4.2. 4.7 In the event that the Scopia Representative Director refuses to resign, following an instruction to do so from Scopia as contemplated by Clause 4.6, the Parties shall use all reasonable endeavours to ensure that such Scopia Representative Director is removed pursuant to the provisions in the Company's articles of association relating to a person ceasing to be a Director or pursuant to a special notice and ordinary resolution of the Shareholders under section 168 of the Companies Act as soon as practicable thereafter, provided however that Scopia shall not be obliged to requisition any general meeting of the Company or add any resolution to the agenda of any Annual General Meeting for this purpose. 4.8 In the event that any Scopia Representative Director leaves office other than in circumstances where Clause 4.6 applies (including for the avoidance of doubt upon failing to be re-elected at any general meeting or being removed at any general meeting), Scopia shall be entitled to nominate another individual for appointment as a Director in his or her place in accordance with Clause 4.2. 4.9 The Scopia Representative Director shall be entitled to be paid the equivalent fees for the performance of his or her duties as any other Non-Executive Director of the Company on the same terms and shall be entitled to have reimbursed any reasonable expenses, reasonably incurred in the performance of his or her duties as a Non-Executive Director of the Company on the same basis as any other Non-Executive Director of the Company. The Company undertakes to enter into its usual form of letter of appointment with the Scopia Representative Director for the purposes of this Clause 4.9, provided that such letter of appointment shall include a written notice of resignation from the Scopia Representative DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

4 Director for the purposes of article 83(i) of the Company's article of association conditional on termination of this Amended Relationship Agreement in accordance with Clause 8. 4.10 The Parties agree that the Scopia Representative Director shall not be a member of the Audit Committee of the Company but shall be entitled to attend as an observer, and in such capacity the Company undertakes to provide the Scopia Representative Director with all notices, agenda and minutes of meetings and other documents, information and materials at the same time and in the same manner as they are provided to members of the Audit Committee. 4.11 Scopia will use all reasonable endeavours to procure any Scopia Representative Director acts at all times consistently with this Agreement. 5. DUTIES AND OBLIGATIONS RELATING TO THE SCOPIA REPRESENTATIVE DIRECTOR 5.1 The Parties acknowledge that any Scopia Representative Director shall owe the same duties to the Company as are owed by the other Directors by reason of his or her appointment as a Director. In particular, Scopia acknowledges that the Scopia Representative Director is obligated to comply with the same, including compliance with: 5.1.1 the fiduciary and statutory duties (pursuant to the Companies Act), including without limitation: (A) as required by section 171 of the Companies, to act in accordance with the Company's constitution and only exercise his powers as a director for the purposes for which they are conferred; (B) as required by section 172 of the Companies Act, to act in the way the Scopia Representative Director considers, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole; (C) as required by sections 173 and 174 of the Companies Act, to exercise independent judgment, reasonable care, skill and diligence; (D) as required by section 175 of the Companies Act, to avoid conflicts of interest and, in particular, to comply with Clause 5.2; (E) as required by section 176 of the Companies Act, not to accept a benefit from a third party conferred by reason of being a Director, it being acknowledged by the Company that any remuneration, distribution or other payment from Scopia shall not be considered by the Company as being conferred by reason of being a Director; (F) as required by section 177 of the Companies Act, disclose any interest in a proposed transaction or arrangement with the Company, it being acknowledged by the Company that any interest arising solely as a consequence of Scopia or any of its Affiliates holding any Interest in the issued share capital of the Company shall be considered disclosed to the Board as a result of entering into this Agreement; (G) to comply with UK MAR, including not dealing when in possession of inside information or during a closed period; and to comply with the Company's Group-Wide Dealing Policy and Dealing Code, provided that it is agreed and confirmed by the Company that for these purposes: (i) Scopia and its Affiliates shall be entitled to deal under the Company's Group-Wide Dealing Policy and Dealing Code in respect of proposed dealing by Scopia and/or its Affiliates outside of a Closed Period (as defined in the Company’s Dealing Code provided to Scopia on or around the date of this Agreement) where no inside information (as defined in DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

5 Article 7 of UK MAR) is held by the dealing party and the Company shall provide clearance to deal in such circumstances without delay and as soon as is reasonably practicable; (ii) where there is a reference to “date” or “price” in the definition of “Trading Policy” within the Company’s Dealing Code such terms shall include a range of dates or a range of prices, as applicable; and (iii) this Clause 5.1.1(G) is subject to Clause 5.3; (H) to comply with the requirements of the Listing Rules applicable to Directors, including ensuring that the Company pays due regard to the Listing Principles and Listing Rules; (I) to comply with all of the terms set out in the DoJ Resolution Agreement applicable to Directors, which includes, among other things, an obligation on each Director to confirm, to the best of their knowledge and belief, that: (i) the Company has had in effect policies and procedures designed to ensure that the Company fully complied with all US federal laws and regulations pursuant to the FDCA and 18 U.S.C. § 1347 (Health Care Fraud) for the preceding year; and (ii) any deficiencies have been remedied, specifying the remedial measures put in place; (J) to comply with all of the terms of a Corporate Integrity Agreement imposed on the Company by the Office of Inspector General, including taking responsibility for the review and oversight of matters related to compliance with the US Federal Health Care Program requirements and FDA requirements, including the oversight of the compliance program, the issue of an annual report to the Office of Inspector General and participation in a training regarding the corporate governance and compliance oversight responsibilities of Directors; and (K) to comply with applicable U.S laws and regulations in the light of the Company's filing of the registration statement on Form 20-F effective on June 9, 2023 and admission to trading of its ordinary shares on the Nasdaq Global Select Market on June 12, 2023. 5.2 The Scopia Representative Director shall not, unless otherwise agreed in writing by the Chair of the Board, be entitled to receive information, participate in any discussions of the Board, vote on any Board resolution or be counted in the quorum of any Board meeting in respect of any of the following matters: 5.2.1 this Agreement; 5.2.2 any assignment, variation, amendment, novation, termination, waiver or grant of any consent by a member of the Group under or in relation to this Agreement; 5.2.3 any other actual or proposed agreement, arrangement, transaction or other relationship between any member of the Group and Scopia or any of its Affiliates or in which Scopia or any of its Affiliates is interested (it being acknowledged that neither Scopia nor any of its Affiliates will be considered by the Company to be interested in any agreement or arrangement where such interest arises solely as a consequence of holding any Interest in the share capital of the Company); or 5.2.4 any claim, or threat or possibility of claim, made by Scopia or any of its Affiliates in relation to this Agreement, or against the Company or any member of the Group or any Director; or any claim or threat or possibility of claim, made by the Company or any of its Affiliates in relation to this Agreement, or against Scopia or any of its Affiliates. 5.3 The Company acknowledges and agrees that the Scopia Representative Director may from time to time disclose to and discuss with Scopia Confidential Information which he or she comes into possession of in his or her role as a Director, provided that Scopia complies DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

6 with: the provisions of this Agreement in particular Clause 9 (Confidentiality); UK MAR; and applicable U.S. laws and regulations. 6. STANDSTILL 6.1 Scopia represents and warrants to the Company that, as at the date of this Third Deed of Amendment, it and its Affiliates have Interests in [11,670,921] Shares representing approximately [8.46] per cent. of the issued share capital of the Company which provides Scopia with the ability to exercise or direct the exercise of [11,670,921] Voting Rights representing approximately [8.46] per cent. of the Voting Rights currently exercisable in the Company (the "Current Voting Rights"). Scopia represents and warrants that as at the as at the date of this Third Deed of Amendment it and its Affiliates have no other Interests in Shares and are not able to exercise or direct the exercise of any Voting Rights other than the Current Voting Rights. 6.2 Scopia agrees that it shall not, and shall procure that none of its Affiliates shall, prior to the expiry or earlier termination of this Agreement: 6.2.1 exercise Voting Rights in excess of 15% of the total Voting Rights exercisable from time to time in the Company (the “Voting Cap”), even where Scopia and its Affiliates hold Shares that provide the ability to exercise additional Voting Rights and the Company shall provide Scopia with all reasonably required assistance in ensuring that Scopia and its Affiliates can exercise Voting Rights subject to the Voting Cap; or 6.2.2 make any announcement with respect to any offer or potential offer by Scopia or any of its Affiliates to acquire control (within the meaning of the Takeover Code) of the Company or take any step which would, under the Takeover Code, require such an announcement to be made. 6.3 Nothing in this Agreement shall prohibit Scopia or its Affiliates from selling or acquiring any Interest in Shares or from accepting an offer made by a third party for the entire issued share capital of the Company, or voting in favour of a scheme of arrangement to implement an acquisition of the entire issued share capital of the Company by a third party, or giving an irrevocable undertaking to a third party to do any or all of the foregoing. 7. VOTING AND NON-DISPARAGEMENT 7.1 Scopia undertakes to exercise (or procure the exercise of) all Current Voting Rights (to the extent continued to be held by Scopia or its Affiliates) on any resolution to appoint or re- appoint any member of the Current Board or any Ordinary Course Resolution in accordance with the recommendation of the Board. 7.2 Scopia undertakes that, from the date of this Agreement until the expiry of this Agreement, in relation to each meeting of the Company's Shareholders at which any resolution referred to in Clause 7.1 is to be considered, in respect of any such resolution it shall or shall procure that the relevant Affiliate shall, in relation to all Voting Rights in respect of which Scopia or any of its Affiliates has the right to exercise or direct their exercise: 7.2.1 instruct the registered holder to complete and return, or procure the completion and return of, relevant forms of proxy in respect of the exercise of all Voting Rights as are from time to time able to be exercised by Scopia or the relevant Affiliate (or in respect of which Scopia or any Affiliate is able to procure the exercise) by not less than 2 (two) Business Days before the latest time for submission of proxies for the relevant meeting; and 7.2.2 instruct the registered holder of the Shares to which such Voting Rights relate not to revoke or amend the proxy referred to in Clause 7.2.1 or submit new forms of proxy voting against any resolution referred to in Clause 7.1 or attend in person or by proxy or appoint any corporate representative to attend at the relevant Shareholders meetings and vote on any resolution referred to in Clause 7.1 otherwise than in accordance with the Board's recommendation. 7.3 From the date of this Agreement until the expiry of this Agreement, Scopia shall not DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

7 exercise any Voting Rights, and shall procure that none of its Affiliates shall exercise any Voting Rights, and shall use all reasonable endeavours to procure that the registered holder of any Shares in respect of which Scopia or any of its Affiliates is entitled to direct the exercise of Voting Rights shall not exercise such Voting Rights, in order to: 7.3.1 remove or propose the removal of any Director (other than the Scopia Representative Director in the manner contemplated by Clauses 4.6 and 4.8); 7.3.2 put forward (or procure that another person puts forward) a resolution, an item on the agenda, or an amendment to a resolution or an agenda item at an Annual General Meeting; 7.3.3 vote: (A) in favour of any resolution at a general meeting of the Company which the Board has recommended that Shareholders vote against: or (B) against any resolution at a general meeting of the Company which the Board has recommended that Shareholders vote in favour of, in either case, unless the Scopia Representative Director has given written notice to the Board expressly for the purposes of this Clause 7.3.3 of his objection to such recommendation of the Board at (or before) the relevant meeting of the Board prior to the convening of such general meeting of the Company in respect of any such resolution other than an Ordinary Course Resolution; 7.3.4 request an independent report on a poll; 7.3.5 require the Board to call a general meeting of the Company pursuant to section 303(1) of the Companies Act; 7.3.6 call a general meeting of the Company at the Company's expense pursuant to section 305 of the Companies Act; 7.3.7 include in the requisition notice the text of a resolution that may be properly moved at a general meeting of the Company pursuant to section 303(4) of the Companies Act; 7.3.8 require circulation of a statement relating to a proposed resolution or any other business to be dealt with at the Company's general meeting pursuant to section 314 of the Companies Act; 7.3.9 propose a resolution at an Annual General Meeting pursuant to section 338 of the Companies Act; 7.3.10 include matters on the agenda to be dealt with at an Annual General Meeting pursuant to section 338A of the Companies Act; or 7.3.11 nominate any person to serve as a Director pursuant to article 81(iii) of the Company's articles of association. 7.4 Scopia shall not, and shall procure that none of its Affiliates shall, solicit or knowingly encourage, publicly or privately, any Shareholder or person entitled to direct the exercise of Voting Rights, to exercise their Voting Rights during the term of this Agreement: 7.4.1 to vote against any resolution to appoint or re-appoint any member of the Current Board or against the recommendation of the Board on any Ordinary Course Resolution; or 7.4.2 to take any action referred to in Clause 7.3. 7.5 Each Party agrees that, from the date of this Agreement until the expiry of this Agreement, DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

8 it shall, and shall procure that its Affiliates and its and their principals, directors, general partners and officers shall, refrain from making or causing to be made publicly or privately, or soliciting or knowingly encouraging any other person to make or cause to be made publicly, any statement or announcement that: 7.5.1 constitutes an ad hominem attack on; 7.5.2 otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of; or 7.5.3 comment publicly on the announced strategy of, or any actions of or decisions taken by, the other Party or any of its Affiliates, or any of their current or former officers, directors or key employees, in each case including: (i) in any press release or other publicly available format (including social media); or (ii) to any journalist or member of the media (including in a television, radio, newspaper or magazine interview), provided that none of the foregoing shall restrict the ability of such persons to comply with Applicable Law, or respond to a lawful and valid request for information from any regulatory or governmental authority with jurisdiction over such persons or enforce their rights hereunder. 7.6 Scopia shall, and procure that its Affiliates shall, refrain from bringing or supporting, or causing to be brought or supported during the term of this Agreement: 7.6.1 any legal claim or action against the Company or any of its Directors, officers or key employees, any of the Company's Affiliates or any of its directors, officers or key employees; or 7.6.2 any derivative action against any Director or director of any of the Company's Affiliates, other than a claim against the Company for material breach of this Agreement. 7.7 Scopia shall, and procure that its Affiliates shall, use all reasonable endeavours to refrain from taking or causing to be taken any action that would have the effect of preventing the Company from complying with its obligations under the Listing Rules or the UK Corporate Governance Code. 8. TERM 8.1 This Agreement shall terminate with immediate effect on the earlier of: 8.1.1 31 December 2024; 8.1.2 provided that the Scopia Representative Director has resigned with effect from or prior to such date, the date which is either: (i) where the notice convening the 2024 AGM has not been published on or before the date which is 9 (nine) weeks prior to the 2024 AGM, the date which is 5 (five) Business Days following the circulation of such notice; or (ii) in all other circumstances, 8 (eight) weeks prior to the 2024 AGM, and, in each case, provided that the Parties have not agreed in writing by such date the identity of those Directors to be recommended by the Board for re-election at the 2024 AGM; 8.1.3 31 December 2023, provided that Jerome Lande ceases to be a Director on or before that date; 8.1.4 the date on which Jerome Lande ceases to be a Director, in the event that date is after 31 December 2023; or 8.1.5 the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least 3 (three) per cent. of the issued share capital of the Company, DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

9 or, in each case, unless terminated earlier, or extended, by the agreement of the Parties in writing. 8.2 Termination of this Agreement pursuant to this Clause 8 shall be without prejudice to any breach of this Agreement by either Party prior to the date of termination. 8.3 Scopia agrees that termination of this Agreement in accordance with Clause 8.1 shall constitute notice of resignation from the office of Director by the Scopia Representative Director and further undertakes to take any steps reasonably required by the Company to ensure that such resignation is effective upon termination of this Agreement. 8.4 The Company confirms and agrees that Scopia’s ceasing to hold 10% or more of the issued share capital of the Company does not terminate this Agreement or the appointment of Mr. Jerome Lande as the Scopia Representative Director or as a Director, which appointments shall continue in accordance with the terms of this Agreement (as amended) irrespective of any provision to the contrary (express or implied) in any other document. 8.5 Clauses 1, 8, 9, 10, 11, 12 and 13 shall survive the termination of this Agreement. 9. CONFIDENTIALITY 9.1 From the date of this Agreement, Scopia shall: 9.1.1 keep the Confidential Information confidential at all times and for a period of 9 (nine) months following termination of this Agreement; 9.1.2 subject to Clause 9.2, not disclose the Confidential Information to anyone other than to its Permitted Disclosees, in each case in confidence and only to the extent reasonably necessary; 9.1.3 keep a list of the names of the individuals to whom Confidential Information has been disclosed by Scopia; 9.1.4 ensure that each Permitted Disclosee to whom the Confidential Information is disclosed (whether by Scopia, or by the Company or any of its professional advisers (in each case, at Scopia's request)) is aware of Scopia's obligations of confidence under this Clause 9, and shall use reasonable endeavours to procure that each such Permitted Disclosee complies with the terms of this Clause 9 with respect to protecting the confidentiality of the Confidential Information; and 9.2 Clause 9.1 shall not prohibit Scopia or its Affiliates from disclosing Confidential Information to the extent required by: (i) Applicable Law; or (ii) any order of any court of competent jurisdiction or any competent judicial or governmental body or any competent regulatory authority to whose jurisdiction Scopia is subject. 9.3 If Scopia is or becomes required, in circumstances contemplated in Clause 9.2, to disclose any Confidential Information, it shall (to the extent permitted by Applicable Laws) give to the Company such notice as is reasonably practical in the circumstances of such disclosure and shall co-operate with the Company, having due regard to the Company's views, and take such steps as the Company may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure and, where the disclosure is to be by way of a public announcement, make all reasonable endeavours to agree the wording of the announcement with the Company in advance to the extent practicable to do so. 9.4 Scopia will promptly inform the Company of the full circumstances of any disclosure of Confidential Information in breach of this agreement upon becoming aware of the same. 9.5 Scopia will, within 10 (ten) Business Days of receipt of a written demand from the Company: 9.5.1 return or procure the return to the Company all documents, held by Scopia and any Permitted Disclosee, containing or based on or generated from Confidential Information relating to the Company or the Scopia Discussions provided that Scopia may retain documents containing or based on such Confidential Information to the extent required by law, regulation or the rules of any applicable DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

10 governmental, regulatory or supervisory authority or in order to comply with its internal compliance policies or insurance policies; 9.5.2 permanently remove any Confidential Information held on any computer, disk or other device, to the extent reasonably practicable, provided that it may retain such Confidential Information as is contained in an electronic record created as part of automated business continuity procedures operated by or on behalf of it, subject always to the duties of confidentiality in respect of such Confidential Information contained in this agreement; and 9.5.3 certify in writing to the Company that it has complied with the requirements of this Clause 9.5. 10. NOTICES 10.1 Requirements for notices A notice (including any approval, consent or other communication) given in connection with this Agreement and the documents referred to in it must be in writing in the English language and must be given by one or more of the following methods: 10.1.1 by hand (including by courier or process server) to the address of the addressee; 10.1.2 by pre-paid recorded delivery to the address of the addressee; or 10.1.3 by email to the email address of the addressee, being the address or email address which is specified in Clause 10.2 in relation to the Party or Parties to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or email address, or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given to all of the other Parties in accordance with this Clause. 10.2 Parties' contact details The relevant address, email address and specified details for each of the Parties at the date of this Agreement are as follows: Company Address: 234 Bath Road, Slough, Berkshire SL1 4EE United Kingdom Email address(es): [***] For the attention of: Mark Crossley and Ryan Preblick With copy to: By post: Herbert Smith Freehills, Exchange House, Primrose Street, London, United Kingdom, EC2A 2EG, for the attention of: Mark Bardell By email: [***] Scopia Address: 152 West 57th Street, 33rd Floor, New York, NY 10019 United States of America Email address(es): [***] For the attention of: Jerome Lande and Craig Rosenblum With a copy to: By post: Akin Gump Strauss Hauer & Feld LLP, Ten Bishops Square, London, United Kingdom, E1 6EG, for the attention of Vance Chapman By email: [***] DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

11 10.3 Deemed receipt Unless it is proved that it was received earlier and subject to Clause 10.4 below, a notice is deemed to be received: 10.3.1 in the case of a notice given by hand (including by courier or process server), at the time when the notice is left at the relevant address; 10.3.2 in the case of a notice given by posted letter: (i) in case of domestic mail, on the third day after posting; or in case of international mail, on the seventh day after posting; and 10.3.3 in the case of a notice given by email, on the day after sending. 10.4 A notice received or deemed to be received in accordance with Clause 10.3 on a day which is not a Business Day, or after 5pm (EST) on any Business Day, shall be deemed to be received on the next following Business Day. 11. ENTIRE AGREEMENT 11.1 Each Party agrees on behalf of itself and its Affiliates that this Agreement: 11.1.1 constitutes the whole agreement in relation to its subject matter and supersedes any previous agreement between the Parties in relation to its subject matter; and 11.1.2 to the extent permitted by law, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing. 11.2 Each Party agrees that this Agreement is made on the basis that, neither Party has been induced to enter into this Agreement by, nor has relied on, any statement, representation, warranty, assurance, covenant, indemnity, undertaking or commitment ("Representation") which is not expressly set out in this Agreement. 11.3 Each Party agrees that its only right of action in relation to any innocent or negligent Representation set out in this Agreement or given in connection with this Agreement shall be for breach of contract. All other rights and remedies in relation to any such Representation (including those in tort or arising under statute) are excluded. 12. MISCELLANEOUS 12.1 Announcements 12.1.1 Subject to Clauses 2 and 12.1.2, no Party shall release any stock market announcement, make any press release or despatch any announcement or circular, relating to this Agreement. 12.1.2 Nothing in Clause 12.1.1 shall prohibit the Company from making any announcement or despatching any circular as required by Applicable Law, in which case the announcement shall only be released or the circular despatched after consultation with Scopia and after taking into account the reasonable requirements of Scopia as to the content of such announcement or circular. 12.2 Assignment No Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement or sub contract or delegate in any manner whatsoever its performance under this Agreement and any such purported dealing in contravention of this Clause 12.2 shall be ineffective. 12.3 Legal relationship Nothing in this Agreement or in any matter or any arrangement contemplated by it is intended to constitute a partnership, association, joint venture, fiduciary relationship or other co-operative entity between the Parties for any purpose whatsoever. Except as expressly provided in this Agreement, neither Party has any power or authority to bind the DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

12 other Party or impose any obligations on it and neither Party shall purport to do so or hold itself out as capable of doing so. 12.4 Third Party rights No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party, other than Clause 8.4 the terms of which may be relied upon and enforced by Mr. Jerome Lande as if he were a party to this Agreement. 12.5 Variation and waiver 12.5.1 No variation of this Agreement shall be effective unless it is in writing (which for this purpose, does not include email) and signed by, or on behalf of, each of the Parties. The expression "variation" includes any variation, supplement, deletion or replacement however effected. 12.5.2 No waiver of any right or remedy provided by this Agreement or by law shall be effective unless it is in writing (which for this purpose, does not include email) and signed by, or on behalf of, the Party granting it. 12.5.3 The failure to exercise, or delay in exercising, any right or remedy provided by this Agreement or by law does not: (A) constitute a waiver of that right or remedy; (B) restrict any further exercise of that right or remedy; or (C) affect any other rights or remedies. 12.5.4 A single or partial exercise of any right or remedy does not prevent any further or other exercise of that right or remedy or the exercise of any other right or remedy. 12.6 Counterparts This Agreement may be executed in any number of counterparts and by each Party on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts together constitute one instrument. 12.7 Costs Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement and the documents to be entered into pursuant to it. 12.8 Severance 12.8.1 If any provision or part of any provision of this Agreement is or becomes invalid or unenforceable in any respect under the law of any relevant jurisdiction, such invalidity or unenforceability shall not affect: (A) the validity or enforceability in that jurisdiction of any other provision of this Agreement; or (B) the validity or enforceability under the law of any other jurisdiction of that provision or of any other provision of this Agreement. 12.8.2 If any provision of this Agreement is or becomes invalid or unenforceable in any respect under the law of any relevant jurisdiction, but would be valid and enforceable if some part of the provision were deleted, the provision in question shall apply in respect of such jurisdiction with such deletion as may be necessary to make it valid and enforceable. 12.9 Equitable remedies Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach of the provisions of this Agreement. The remedies of injunction and specific DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

13 performance as well as any other equitable relief for any threatened or actual breach of the provisions of this Agreement would be more appropriate remedies. 13. GOVERNING LAW AND JURISDICTION 13.1 This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non- contractual disputes or claims) shall be governed by, and construed in accordance with, English law. 13.2 Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non- contractual disputes or claims). 13.3 Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction. DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

14 SCHEDULE 1 DRAFT COMPANY ANNOUNCEMENT [Intentionally blank / deleted] DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

15 SCHEDULE 2 DEFINITIONS AND INTERPRETATION 1. DEFINITIONS Each of the following words and expressions has the following meanings unless expressly stated otherwise: "2024 AGM" the Annual General Meeting of the Company required to be held in respect of the period following its accounting reference date of 31 December 2023; "Acquire" means acquire, directly or indirectly or agree to, or offer to, or receive an option to, acquire directly or indirectly; "Affiliate" means in relation to any person: (a) its subsidiaries, any holding company and any subsidiary of that holding company; (b) any person who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person; (c) any manager or advisor of the person and such manager's subsidiaries and holding companies, any entity managed or advised by that manager or advisor and any other person that is managed or advised by the person in its capacity as manager or advisor; and (d) its managed investment funds. "Annual General Meeting" means any annual general meeting of the Company required to be held in accordance with section 336 of the Companies Act; "Applicable Law" means all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to the Parties or any of them; "Board" means the board of Directors from time to time; "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in New York and London; "Companies Act" means the Companies Act 2006; "Confidential Information" means: (a) all information relating to the Company or its subsidiaries which is or has been made available by the Company or its Related Persons to Scopia or its Permitted Disclosees; (b) analyses, compilations, studies and other material prepared by Scopia or its Permitted Disclosees which contain, reflect or are otherwise generated from the information described in (a) above; and (c) the existence and contents of the Scopia Discussions (including the Scopia Letter, its contents or the fact of its existence) or subsequent discussions between the Parties in relation to the same, in each case in whatever form or medium (including written, electronic, visual and oral) such information is recorded or kept and whether disclosed or created before or after the date of this agreement, but excluding Excluded Information and whether disclosed during the term of the Non-Disclosure Agreement or of this Agreement; "control" means: (a) in relation to a body corporate ("company A"), the power of a person ("P") to secure: DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

16 (i) by means of the holding of shares or the possession of voting power in relation to that or any other body corporate; or (ii) as a result of any powers conferred by the articles of association or other document regulating that or any other body corporate, that the affairs of company A are conducted in accordance with P's wishes; or (b) in relation to a partnership, the right to a share of more than half the assets, or of more than half the income, of the partnership, and "controlled" and "controlling" shall be construed accordingly; "Corporate Integrity Agreement" means the agreement dated 24 July 2020 whereby the OIG agreed to waive its permissive exclusion authority over the Company in exchange for the Company’s agreement to undertake enhanced compliance commitments; "Current Board" means the Board at the time of entering into this Agreement; "Current Voting Rights" has the meaning given in Clause 6.1; "Director" means a director of the Company; "DoJ Resolution Agreements" means the agreement dated 24 July 2020 between the Company, on the one hand, and the United States Attorney’s Office for the Western District of Virginia and the United States Department of Justice Office of Consumer Protection on the other hand, that resulted in dismissal of the Superseding Indictment against the Company, its commitments to enhanced compliance, the agreement for subsidiary Indivior Solutions, Inc. to plead guilty to a misdemeanour Food Drug & Cosmetics Act charge and pay criminal restitution and penalties, and the Civil False Claims Act settlement; "Employee Plan" means any employee share ownership plan, joint share ownership plan, share incentive plan or similar or equivalent employee share ownership plan in respect of Shares operated by the Company from time to time; "Excluded Information" means any information which: (a) is or becomes publicly available (other than as a direct or indirect result of any breach of the terms of this agreement); (b) is known to Scopia or its Permitted Disclosees before it is disclosed by the Company or its Related Persons or is lawfully obtained by Scopia after such disclosure, other than from the Company or its professional advisers and which, in either case and as far as Scopia is aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality to the Company or its subsidiaries; and (c) was independently developed by Scopia or its Affiliates without reliance on the Confidential Information; "FCA" means the Financial Conduct Authority of the United Kingdom; "FDA" means the US Food and Drug Administration; "FDCA" means the US Food, Drug and Cosmetics Act; "FSMA" means the Financial Services and Markets Act 2000; "Group" means the Company and its subsidiary undertakings from time to time and a "member of the Group" means any one of them; "Interest" means, in relation to Shares, any interest in Shares including by way of ownership, the right to exercise or direct the exercise of the Voting Rights attaching to Shares, any agreement to purchase, option or derivative giving the right to acquire or call for delivery of Shares or which obliges the holder to take delivery of Shares, and any derivative whose value is determined by reference to the price of Shares and which results or may result in the holder having a long position in Shares; "Listing Rules" means the Listing Rules of the FCA made under Part 6 of the FSMA as modified from time to time and "Listing Rule" or "LR" means any one of them; DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

17 "Nomination Committee" means the nomination committee of the Board; "Non-Disclosure Agreement" means the agreement between Scopia and the Company dated 12 February 2021 in relation to the disclosure of confidential information; "Office of Inspector General" or "OIG" means the Office of Inspector General for the United States Department of Health and Human Services; "Ordinary Course Resolution" means a resolution of the Company proposed by the Board at an Annual General Meeting of the Company in relation to: (a) receiving and adopting the Directors' report, the Remuneration Report, and the financial statement of the Company and approving the Company's remuneration policy (b) the annual retirement and re-election of any Director in accordance with article 78 of the Company’s articles of association; (c) appointing or re-appointing the Company's auditors; (d) authorising the audit committee of the Company to determine the remuneration of the Company's auditors; (e) authorising the allotment of shares in the Company in accordance with section 551 of the Companies Act, subject to such authority being in accordance with market practice (including any Investment Association guidelines) as at the proposed date for such resolution for companies incorporated in England and Wales that are listed on the Official List and that are traded on the London Stock Exchange's main market for listed securities; (f) authorising the Directors to allot equity securities for cash pursuant to section 570 of the Companies Act, subject to the maximum level of disapplication being over (i) 5% of the Company's issued share capital for use on an unrestricted basis; and (ii) an additional authority over a further 5% of the Company's issued share capital for use in connection with an acquisition or specified capital investment announced at the same time as the issue, or which has taken place in the six month period preceding the announcement of the issue; (g) authorising the Company for the purposes of section 693 of the Companies Act to make market purchases of its Shares, subject to such authority not exceeding 10 per cent. of the Company's issued equity share capital; (h) approving any Employee Plan, subject to the dilution of such Employee Plan(s) not exceeding market practice (including, any Investment Association guidelines) as at the proposed date for such resolution being applicable to companies incorporated in England and Wales that are listed on the Official List and that are traded on the London Stock Exchange's main market for listed securities; (i) payment of a final or interim dividend; or (j) authorising the Company to call a general meeting of the Company other than an Annual General Meeting on not less than 14 clear days' notice; "Permitted Disclosee" means, in respect of Scopia, each of its Affiliates and to each of its and their respective directors, officers, managers, employees, agents, contractors or legal advisers who, in Scopia's reasonable opinion, need to know the Confidential Information for the purposes of the ongoing Scopia Discussions, in each case in confidence and only to the extent reasonably necessary; "Related Person" means, in relation to the Company, each of its Affiliates, directors, employees and professional advisers at any time when the provisions of this Agreement apply; "Scopia Discussions" means discussions between the Company and Scopia regarding the matters raised in the Scopia Letter; "Scopia Letter" means the letter from Scopia to the Company dated 29 October 2020; DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

18 "Scopia Representative Director" has the meaning given to in Clause 4.1; "SEC" means the United States Securities and Exchange Commission; "Shareholder" means a holder of Shares; "Shares" means the ordinary shares of the Company; "UK Corporate Governance Code" means the UK Corporate Governance Code published by the Financial Reporting Council (or any successor body) as modified from time to time; "UK MAR" means the UK version of the EU Market Abuse Regulation (2014/596/EU) which is part of UK law by virtue of the European Union (Withdrawal) Act 2018; "UK Takeover Code" means the City Code on Takeovers and Mergers of the United Kingdom, as modified from time to time; and "Voting Rights" means the rights attaching to Shares or any other securities issued by the Company to vote at general meetings of the Company on all, or substantially all, matters and any direct or indirect rights (whether or not conditional) to control or influence the exercise of such voting rights. 2. INTERPRETATION 2.1 Statutory references A reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, statutory provision or subordinate legislation that from time to time (with or without modifications) re- enacts, replaces, consolidates, incorporates or reproduces it. 2.2 References to the singular etc. Save where the context otherwise requires, the singular includes the plural and vice versa and reference to any gender includes a reference to all other genders. 2.3 Headings Save where the context otherwise requires, headings and the use of bold typeface shall be ignored. 2.4 Defined terms In this Agreement, words and expressions defined in the Acts shall bear the same meaning as in the Acts unless expressly provided otherwise. 2.5 References to a person Save where the context otherwise requires, a reference to a person includes a reference to a firm, a body corporate, an unincorporated association or to a person's executors or administrators. 2.6 Writing Save where the context otherwise requires, references to writing shall include any typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form are "in writing" for the purpose of this Agreement; 2.7 References to agreements Save where the context otherwise requires, references in this Agreement to any other agreement or other instrument (other than an enactment or statutory provision) shall be deemed to be references to such agreement or instrument as from time to time amended, varied, supplemented, substituted, novated or assigned. DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

19 2.8 Meaning of includes and including "Includes" and "including" shall be construed without limitation. DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D

20 This Third Amended Relationship Agreement has been executed as a deed and is delivered on the date shown above. EXECUTED as a DEED by ) INDIVIOR PLC acting by ) ) ……………………………..…………………… ) ……………………………..…………………… ) (Signature of director) ) and ) ) ……………………………..…………………… ) ……………………………..…………………… ) (Signature of secretary) ) ) ) DocuSign Envelope ID: BA7F7AD5-9552-4D27-BF21-8F69EB313B5D /s/ Mark Crossley /s/ Kathryn Hudson

/s/ Aaron Morse